May 10, 2022

Via Edgar Transmission Ms. Laura Crotty Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences Washington, D.C. 20549

Re:	Agape ATP Corp (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed April 12, 2022 File No. 333-239951

Dear Ms. Crotty:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 27, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed April 12, 2022

Resale Prospectus Cover Page, page SS-1
1.

Please note that Regulation S-K Item 501(b)(3) requires that you disclose the price at which the securities will be sold on the cover page of the prospectus. We also note that your common stock is quoted on the OTC Markets – Pink Sheets. The OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. In this regard, we also note your disclosure under the caption “Selling Stockholder Plan of Distribution” on page SS-26 of the resale prospectus that the selling stockholders may sell shares “on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions” and “at fixed or negotiated prices.” Please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a price at which the selling stockholders will offer and sell shares, in compliance with Item 501(b)(3) of Regulation S-K, until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

Response: We respectfully advise the Staff that we have revised the cover page of the resale prospectus and the disclosure on SS-26, with disclosures including that the selling stockholders will offer and sell their shares of common stock being offered under the prospectus at $6.50 per share on the OTC Markets – Pink Sheets under the symbol “AATP” or in private transactions for the duration of the offering or until the shares are listed on a national securities exchange at which time the selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under the prospectus on any stock exchange, market or trading facility on which shares of the common stock are traded or in private transactions.

In addition, we have made similar disclosure under the Risk Factor - The offering price of our shares of common stock offered in the Resale Prospectus Resale is fixed.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Agape ATP Corporation

1705-1708, Level 17, Tower 2, Faber Towers

Jalan Desa Bahagia, Taman Desa
Kuala Lumpur, Malaysia

(Postal Code: 58100)

+(60) 192230099

May 10, 2022

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated April 27, 2022, Agape ATP Corporation (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGAPE ATP CORPORATION

By:	/s/ How Kok Choong
How Kok Choong
Chief Executive Officer, Chief Operating Officer, Director, Chairman of the Board of Directors and Secretary (Principal Executive Officer)